Exhibit 99.1

Rediff Reports Second Quarter 2016 Results

Marketplace Revenue Rises to 33% of Total Revenue

Mumbai, India, October 29, 2015

Rediff.com India Ltd (NASDAQ: REDF) (“Rediff” or “the Company”), an India-based internet company which delivers digital content and ecommerce services, announced today financial results for its second quarter ended September 30, 2015.

Second Quarter ended September 30, 2015 Highlights

•	Marketplace revenue as a share of total revenues grew to 33%, compared to 31% in the corresponding quarter last year.
•	Revenues of $3.42 million, down 6% year-over-year due to a 7% decrease in the Indian Rupee to U.S. Dollar exchange rate.
o	In rupees, revenues grew 1% year over year and 7% sequentially.
o	In rupees, marketplace revenue grew 6% on a year-on-year basis and 26% sequentially.
•	Gross margin expanded to 33%, as compared to 25% in the corresponding quarter last year.
•	Operating expenses decreased by 20% compared to the same quarter last year.
•	Operating EBITDA loss was $1.86 million for the quarter ended September 30, 2015, an improvement of 35% over the corresponding quarter last year.
•	Net loss for the quarter decreased by 42% year over year.
•	Maintained 20% reach in the Indian internet market as measured by ComScore Media Metrix, which measures PC-based internet access in homes and offices.

“We made progress this quarter with our move toward adopting a media company business model in which online market place sales are the primary driver of overall revenue,” said Ajit Balakrishnan, Chairman and CEO of Rediff.com India Ltd. “I am pleased to report that marketplace revenues now account for 33% of overall revenue. We also improved Gross Margins from 25% to 33% and we reduced Operating Expenses by 20% year over year, resulting in an EBITDA loss of $1.86 million for the quarter – a 35% improvement compared to the previous year. Our growth strategy is focused on further driving our marketplace revenues while growing margins. On average, we earned a margin, or take rate, of 26% on products bought through our market place. We have sufficient room to grow marketplace revenues, as less than 1% of users who come to us for news, information and communication services shop with us. We are implementing initiatives to raise this percentage.”

“ComScore reports that 20% of PC-based users in India visit our site every month. In addition to this user-base, mobile phone users are an important growth area for the Company. We are positioning the Company to better engage with this user base, as a third of our marketplace transactions already take place on mobile phones, as does the consumption of our content services.” concluded Mr. Balakrishnan.

Conference Call

Ajit Balakrishnan, Chairman and Chief Executive Officer and Swasti Bhowmick, Chief Financial Officer will host a conference call to discuss the results at 9:00 am ET (6:00 am Pacific Time / 6:30 pm India Time) today, Thursday, October 29, 2015.

To participate, please call at least ten minutes in advance of the call.

Participation Pin: 29479228#

U.S. Participants: 18009210973/18773154368

UK Participants: 08002797599

Singapore Participants: 8001205933

Hong Kong Participants: 800968152

International Participants: +91-11-39406000

India Participants: (Toll Free): 1800 419 2425

Delhi: 011-66754500,	Mumbai: 022-60005900,	Bangalore: 080-60005900,
Chennai: 044-60005900,	Pune: 020-60005900,	Hyderabad: 040-60005900

About Rediff.com

Rediff.com (NASDAQ: REDF) is an India-based internet company which delivers digital content and ecommerce marketplace services. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA. For additional information, please visit our website http://investor.rediff.com.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS

QUARTER ENDED SEPTEMBER 30, 2015

(All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended September 30
	2015	2014
Revenues
India Online	3.00	3.17
US Publishing	0.42	0.48
Total Revenues	3.42	3.65
Cost of Revenues *	(2.29)	(2.75)
Gross Margin	1.13	0.90
Gross Margin %	33%	25%
Operating Expenses *	(2.99)	(3.77)
Operating EBITDA	(1.86)	(2.87)
Depreciation / Amortization	-	(0.44)
Interest Income	0.12	0.26
Miscellaneous income	0.01	0.04
Foreign Exchange gain (loss)	(0.02)	(0.01)
Net loss before income taxes	(1.75)	(3.02)
Tax	(0.01)	-
Net loss	(1.76)	(3.02)
Net loss per ADS (in US dollars), basic	(0.064)	(0.109)
Net loss per ADS (in US dollars), diluted	(0.064)	(0.109)
Weighted average ADSs outstanding (in millions)	27.59	27.59
* Stock-Based Compensation included in:
Cost of Revenues	0.00	0.00
Operating Expenses	0.02	0.12

Notes:

1.	Each ADS represents one half of an equity share.

2.	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

3.	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses and foreign exchange gain (loss) are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER ENDED SEPTEMBER 30, 2015

(All figures are in US$ millions)

	Quarter ended September 30
	2015	2014
Operating EBITDA (Non-GAAP)	(1.86)	(2.87)
Depreciation / Amortization	-	(0.44)
Interest Income	0.12	0.26
Miscellaneous income	0.01	0.04
Foreign Exchange gain (loss)	(0.02)	(0.01)
Net loss before income taxes	(1.75)	(3.02)
Tax	(0.01)	-
Net loss (GAAP)	(1.76)	(3.02)

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER ENDED SEPTEMBER 30, 2015

(All figures are in US$ millions)

	Quarter ended September 30
	2015	2014
Operating Expenses (GAAP)	3.01	4.22
Depreciation/Amortization	-	(0.44)
Foreign Exchange gain (loss)	(0.02)	(0.01)
Operating Expenses (Non-GAAP)	2.99	3.77

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Phil Carlson / Elizabeth Barker

KCSA Strategic Communications

212-896-1233 / 1203

Email: rediff@kcsa.com